SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For June 24, 2002

LLOYDS TSB GROUP plc
(Translation of Registrant's Name Into English)

71 Lombard Street
London EC3P 3BS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

Lloyds TSB Group plc

INDEX TO EXHIBITS

Item

1. News Release dated June 24, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc

Date: June 24, 2002

By: M D Oliver

Name: M D Oliver
Title: Director of Investor Relations

News Release

Lloyds TSB

Press Office
Corporate Communications
Lloyds TSB Group plc
71 Lombard Street
London EC3P 3BS

Telephone: 020 7626 1500

78/02 **AVS NO: 699376** **24 June 2002**

LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the half-year ending 30th June 2002. This announcement details the information that will be provided at those meetings.

Lloyds TSB has made a solid start to 2002 and the Group expects to deliver a satisfactory underlying performance for the half-year, in line with market expectations.

At 31st March 2002 total Group loans and advances to customers were £128.3 billion, an annualised increase of 12 per cent. This increase was well spread throughout the Group's retail and commercial businesses. Total Group risk weighted assets at 31st March 2002 were £112.7 billion. Customer deposits totalled £111.5 billion, an annualised increase of 9 per cent. The Group net interest margin for the first three months of 2002 was 3.36 per cent, a reduction of 6 basis points compared with the comparative period in 2001.

The Group's core businesses have continued to perform satisfactorily. Product sales have remained buoyant, particularly in the branch network, resulting in market share growth in a number of the Group's key product areas. The Group remains on track to achieve the targeted average holding of 2.5 products per customer by the end of 2002.

Whilst gross new mortgage lending remained buoyant, the Group's estimated share of net new mortgage lending in the first five months of the year was below the Group's market share of mortgage balances outstanding. The Group's current mortgage pipeline is however at record levels and we expect our overall share of net new lending to increase during the remainder of the year.

Life assurance and pension sales in the first five months of 2002 were 16 per cent ahead of the comparative period in 2001, building on the strength of the Scottish Widows brand. In contrast, sales of unit trusts and ISAs were 31 per cent lower than in the first five months of 2001 due to reduced demand from customers as a result of the continuing downturn in equity markets. The reduction of some £350 million in the Group's gross sales of unit trusts was, however, offset by an increase in customer deposits of £2.4 billion during the first quarter of 2002, resulting in a modest increase in the Group's estimated market share.

Sales of general insurance products continue to perform strongly and gross premiums written in the first five months of the year were 29 per cent ahead of the comparative period in 2001. There was a modest increase in weather related general insurance claims.

.../more

Strict control of the Group's costs has been maintained and the Group continues to expect that its core business as usual cost growth for 2002 will be no more than the rate of inflation. The Group's efficiency programme remains on track with both exceptional restructuring costs and the expected annualised benefits for 2002 being weighted towards the second half of the year, when the expected Group headcount reduction for 2002 will take place.

There has been an increase in the Group's provisions for bad and doubtful debts, largely reflecting increased lending volumes. Overall asset quality remains satisfactory, with no material increase in the level of arrears or non-performing lending.

In March 2002, the Competition Commission's report following its investigation into the supply of banking services to small and medium size enterprises (SMEs) was published by the government. The Group is currently in discussions with the Office of Fair Trading with regard to the detailed implementation of the proposed remedies suggested by the Competition Commission. The implications for Lloyds TSB and its SME customers have not yet therefore been fully assessed and, at this stage, the Group is unable to quantify in detail the impact upon its SME banking business. It is likely however that the annualised impact on profit before tax will be in the region of a reduction of some £100 million, based on the current level of interest rates.

The Group will make a number of changes in accounting policies in the first half of 2002, following the issue of a number of new accounting standards and guidelines: Urgent Issues Task Force Abstract 33 – Reserve Capital Instruments, FRS 17 – Retirement Benefits, FRS 19 - Deferred Tax, and detailed guidance from the Association of British Insurers (ABI) for best practise in the preparation of results using the achieved profits method of accounting. Accounting standards require the Group to restate comparative figures to reflect changes. The attached appendix provides a detailed analysis of the likely impact of these changed accounting policies in 2002 and their effect on prior year figures.

For further information:-

Investor Relations
Michael Oliver +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media
Terrence Collis +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.

Appendix

Changes in Accounting Policies

1) **Urgent Issues Task Force Abstract 33 (UITF 33)**

UITF 33 was issued in February 2002 and its implementation will result in Reserve Capital Instruments (RCIs) being treated as undated loan capital rather than minority interests. The related interest cost is now to be included within net interest income whereas previously this amount was shown within minority interests. Lloyds TSB issued £450 million RCIs in April 2001 and the Group estimates that implementing UITF 33 will reduce business as usual operating profit in 2002 by some £32 million; the effect on 2001 figures is to reduce business as usual operating profit by £22 million. Profit attributable to shareholders is unaffected in both periods.

2) **Financial Reporting Standard 19 (FRS 19) – Deferred Tax**

The adoption of FRS 19 is mandatory for year 2002 reporting purposes, and its implementation requires full provision for all timing differences that will either increase or reduce a future tax liability. The effect on the Group in 2002 is immaterial but an adjustment will be required to the 2001 profit and loss account increasing the tax charge by £14 million.

3) **Financial Reporting Standard 17 (FRS 17) – Pensions**

FRS 17 replaces SSAP 24 as the accounting standard dealing with the recognition of pension obligations in the accounts of UK companies. Full implementation of FRS 17 is required in 2003 but the Group has decided to implement the standard in 2002 to coincide with the triennial full actuarial valuations of the Group's pension schemes and because of the significant impact implementation has on the Group's reported numbers. This implementation will take effect in the first half of 2002. Implementation of FRS 17 affects only the Group's defined benefit pension schemes and, given that FRS 17 implementation reflects changes only to accounting practice, does not affect the cash funding of the pension schemes, which at 31st December 2001 showed a £508 million surplus of assets over liabilities on an FRS 17 basis.

The accounting approach, adopted by SSAP 24, was to ensure that the Group's profit and loss account reflected the long-term cost of providing pension benefits to its employees. Accordingly the profit and loss account included a charge to reflect the normal cost of providing pension benefits, which was offset by a credit representing the amortisation of the surplus in the Group's pension schemes. In 2001 Lloyds TSB reflected a SSAP 24 pension credit of £126 million, in respect of its main schemes, in its profit and loss account as a result of the substantial surplus of the schemes' assets over their liabilities at that time.

In contrast FRS 17 focuses on the Group's balance sheet and, as a result, the Group is required to include pension scheme assets on its balance sheet together with the ongoing liability to make pension payments. The Group profit and loss account will continue to incur a charge for the normal cost of providing pension benefits and any pension scheme related benefit improvements during the year (2001 restated: £291 million). However, because the net pension fund surplus is recognised on the balance sheet, there is no offsetting credit to be amortised through the profit and loss account. Instead, FRS 17 requires that the profit and loss account should include a credit in respect of the expected return on pension scheme assets less a charge in respect of the unwinding of the discount applied to pension scheme liabilities (2001 restated: £307 million).

Implementation of FRS 17 in 2002 will require a series of adjustments to the Group's 2001 reported numbers. As a result, the SSAP 24 pension credit of £126 million, which reflected the last full triennial actuarial valuation of the pension schemes in 1999 and subsequent annual reconfirmations, will be replaced by a net credit, under FRS 17, of £16 million (£307 million less £291 million).

In addition there is an additional charge 'below the line' of £35 million reflecting the cost of severance, borne by the pension schemes, for employees leaving early primarily as a result of the Group's efficiency programme related initiatives.

The overall impact of these changes reduces the Group's business as usual operating profit for 2001 by £110 million and statutory profit before tax by £145 million. The overall effect on the Group's 2002 business as usual numbers will be to increase income by an estimated £172 million, increase expenses by an estimated £367 million and reduce business as usual operating profit by some £195 million. The significant reduction in the income impact in 2002, compared with 2001, reflects the combined impact of a reduction in the expected return on lower pension scheme assets as a result of the continuing weakness in global equity markets, and increased pension fund liabilities caused by the expected greater lifespan of pension scheme members. In addition the Group's exceptional restructuring costs will increase by up to £50 million.

In summary, assuming the implementation of FRS 17 in both 2001 and 2002, the pension schemes' overall charge would increase by an estimated £100 million in 2002, compared with 2001.

4) **Short-term fluctuations in investment returns**

The Association of British Insurers (ABI) finalised detailed guidance for the preparation of figures using the achieved profits method of accounting in December 2001 and are now encouraging all companies providing results calculated on this basis to adopt its requirements. The new ABI guidance recommends the use of unsmoothed fund values which, in view of the similarity between the achieved profits and embedded value methodologies, the Group is adopting within the embedded value calculation. To ensure that the results of the Group's insurance operations are comparable with the supplementary financial information published by listed insurers the Group will change the basis of its embedded value calculations to report on an unsmoothed basis. Previously fund values have been smoothed over a two-year period. As a result of this change, the 2001 adverse short-term fluctuations in investment returns increase by £211 million to £859 million and a prior year adjustment has been made.

In 2002, short-term fluctuations in investment returns will, of course, be significantly affected by the continuing weakness of global stockmarkets. As a result of this continuing weakness, the Group's short-term fluctuations in investment returns, on the new basis of accounting, were £111 million adverse for the 5 months to 31st May 2002, based on the level of equity and gilt markets at that time.

Using unsmoothed fund values also has a small effect on the Group's business as usual earnings. In 2001 the effect, for which a prior year adjustment has been made, was to reduce business as usual operating profit by £11 million. In 2002 we estimate that the reduction will be some £17 million.

The following tables provide a summary of the impact of all accounting policy changes for the full year 2001 and the estimated impact on 2002 full year profits.

	2001 Actual					
	Published Results £m	UITF 33 Adjustment £m	Short Term Price Fluctuation Adjustment £m	FRS17 Adjustment £m	FRS19 Adjustment £m	Restated Results £m
Net interest income	4,944	(22)				4,922
Other finance income				307		307
Other income	4,600		(11)			4,589
TOTAL INCOME	**9,544**	**(22)**	**(11)**	**307**		**9,818**
Operating expenses - Staff	1,985			417		2,402
- Other	2,106					2,106
TOTAL OPERATING EXPENSES	**4,091**			**417**		**4,508**
TRADING SURPLUS	**5,453**	**(22)**	**(11)**	**(110)**		**5,310**
Provisions	807					807
General insurance claims	174					174
Share of profit of associates/joint ventures	(10)					(10)
OPERATING PROFIT - business as usual	**4,462**	**(22)**	**(11)**	**(110)**		**4,319**
Profit on sale of Lloyds TSB Asset Management S.A.	39					39
Exceptional restructuring costs	(217)			(35)		(252)
Abbey National offer costs	(16)					(16)
Short-term fluctuations in investment returns	(648)		(211)			(859)
Pension provision	(70)					(70)
PROFIT BEFORE TAX	**3,550**	**(22)**	**(222)**	**(145)**		**3,161**
Taxation	971		(67)	(43)	14	875
PROFIT AFTER TAX	**2,579**	**(22)**	**(155)**	**(102)**	**(14)**	**2,286**
Minority interests	79	(22)				57
ATTRIBUTABLE PROFIT	**2,500**	**0**	**(155)**	**(102)**	**(14)**	**2,229**

	Estimated 2002 Impact				
	UITF 33 Adjustment £m	Short Term Price Fluctuation Adjustment £m	FRS17 Adjustment £m	FRS19 Adjustment £m	Total Adjustment £m
Net interest income	(32)				(32)
Other finance income			172		172
Other income		(17)			(17)
TOTAL INCOME	**(32)**	**(17)**	**172**		**123**
Operating expenses - Staff			367		367
- Other					
TOTAL OPERATING EXPENSES			**367**		**367**
TRADING SURPLUS	**(32)**	**(17)**	**(195)**		**(244)**
Provisions					
General insurance claims					
Share of profit of associates/joint ventures					
OPERATING PROFIT - business as usual	**(32)**	**(17)**	**(195)**		**(244)**
Exceptional restructuring costs			(50)		(50)
Short-term fluctuations in investment returns		103			103
PROFIT BEFORE TAX	**(32)**	**86**	**(245)**		**(191)**
Taxation		26	(74)		(48)
PROFIT AFTER TAX	**(32)**	**60**	**(171)**		**(143)**
Minority interests	(32)				(32)
ATTRIBUTABLE PROFIT	**-**	**60**	**(171)**	**-**	**(111)**

RESTATED 2001 CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Full-year 2001 £m	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Interest receivable:			
Interest receivable and similar income arising from debt securities	**530**	202	328
Other interest receivable and similar income	**10,834**	5,647	5,187
Interest payable	**6,442**	3,473	2,969
Net interest income	**4,922**	2,376	2,546
Other finance income	**307**	152	155
Other income			
Fees and commissions receivable	**2,922**	1,469	1,453
Fees and commissions payable	**(602)**	(271)	(331)
Dealing profits (before expenses)	**233**	106	127
Income from long-term assurance business	**(29)**	(79)	50
General insurance premium income	**428**	206	222
Other operating income	**708**	392	316
	3,660	1,823	1,837
Total income	**8,889**	4,351	4,538
Operating expenses			
Administrative expenses	**3,974**	1,993	1,981
Exceptional restructuring costs	**252**	66	186
Total administrative expenses	**4,226**	2,059	2,167
Depreciation	**511**	259	252
Amortisation of goodwill	**39**	19	20
Depreciation and amortisation	**550**	278	272
Total operating expenses	**4,776**	2,337	2,439
Trading surplus	**4,113**	2,014	2,099
General insurance claims	**174**	77	97
Provisions for bad and doubtful debts			
Specific	**736**	327	409
General	**11**	(4)	15
	747	323	424
Amounts written off fixed asset investments	**60**	6	54
Operating profit	**3,132**	1,608	1,524
Income from associated undertakings and joint ventures	**(10)**	(5)	(5)
Profit on sale of businesses	**39**	-	39
Profit on ordinary activities before tax	**3,161**	1,603	1,558
Tax on profit on ordinary activities	**875**	445	430
Profit on ordinary activities after tax	**2,286**	1,158	1,128
Minority interests - equity	**17**	7	10
- non-equity	**40**	20	20
Profit for the period attributable to shareholders	**2,229**	1,131	1,098
Dividends	**1,872**	566	1,306
Retained profit	**357**	565	(208)
Earnings per share	**40.3p**	20.5p	19.8p
Diluted earnings per share	**39.9p**	20.3p	19.6p

RESTATED 2001 CONSOLIDATED BALANCE SHEET

	30 June 2001 £m	31 December 2001 £m
Cash and balances at central banks	688	1,240
Items in course of collection from banks	1,866	1,664
Treasury bills and other eligible bills	3,303	4,412
Loans and advances to banks	19,320	15,224
Loans and advances to customers	120,146	123,059
Non-returnable finance	(230)	(124)
	119,916	122,935
Debt securities	17,749	24,225
Equity shares	240	225
Interests in associated undertakings and joint ventures	8	39
Intangible assets	2,573	2,566
Tangible fixed assets	3,125	3,365
Own shares	50	23
Other assets	4,150	4,468
Prepayments and accrued income	2,220	2,296
Pension asset*	3,411	508
Long-term assurance business attributable to the shareholder	6,414	6,366
	185,033	189,556
Long-term assurance assets attributable to policyholders	47,536	46,389
Total assets	232,569	235,945
Liabilities		
Deposits by banks	26,033	24,310
Customer accounts	105,883	109,116
Items in course of transmission to banks	403	534
Debt securities in issue	19,587	24,420
Other liabilities	5,393	6,673
Accruals and deferred income	3,824	3,563
Provisions for liabilities and charges:		
Deferred tax	2,403	1,563
Other provisions for liabilities and charges	380	367
Subordinated liabilities:		
Undated loan capital	3,875	4,102
Dated loan capital	4,113	4,006
Minority interests:		
Equity	33	37
Non-equity	505	509
	538	546
Called up share capital	1,409	1,411
Share premium account	906	959
Merger reserve	343	343
Profit and loss account	9,943	7,643
Shareholders' funds (equity)	12,601	10,356
	185,033	189,556
Long-term assurance liabilities to policyholders	47,536	46,389
Total liabilities	232,569	235,945

* 30 June 2001 figure based on December 2000 valuation

RESTATED 2001 RESULTS – BUSINESS AS USUAL

	Full-year 2001 £m	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Interest receivable:			
Interest receivable and similar income arising from debt securities	**530**	202	328
Other interest receivable and similar income	**10,834**	5,647	5,187
Interest payable	**6,442**	3,473	2,969
Net interest income	**4,922**	2,376	2,546
Other finance income	**307**	152	155
Other income			
Fees and commissions receivable	**2,922**	1,469	1,453
Fees and commissions payable	**(602)**	(271)	(331)
Dealing profits (before expenses)	**279**	131	148
Income from long-term assurance business	**854**	397	457
General insurance premium income	**428**	206	222
Other operating income	**708**	392	316
	4,589	2,324	2,265
Total income	**9,818**	4,852	4,966
Operating expenses			
Administrative expenses	**3,958**	1,977	1,981
Depreciation	**511**	259	252
Amortisation of goodwill	**39**	19	20
Depreciation and amortisation	**550**	278	272
Total operating expenses	**4,508**	2,255	2,253
Trading surplus	**5,310**	2,597	2,713
General insurance claims	**174**	77	97
Provisions			
Provisions against advances and investments in Argentina	**100**	-	100
Specific provisions for bad and doubtful debts	**736**	327	409
Other general provisions for bad and doubtful debts	**(44)**	(4)	(40)
	692	323	369
Other amounts written off fixed asset investments	**15**	6	9
Operating profit	**4,329**	2,191	2,138
Income from associated undertakings and joint ventures	**(10)**	(5)	(5)
Business as usual operating profit	**4,319**	2,186	2,133
Short-term fluctuations in investment returns	**(859)**	(501)	(358)
Exceptional restructuring costs	**(252)**	(66)	(186)
Abbey National offer costs	**(16)**	(16)	-
Profit on sale of Lloyds TSB Asset Management S.A.	**39**	-	39
Pension provision	**(70)**	-	(70)
Statutory profit before tax	**3,161**	1,603	1,558